SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT

TO RULE 13d-2(a)

(Amendment No. 25)*

Golden Queen Mining Co. Ltd.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

38115J100

(CUSIP Number)

Landon T. Clay

Thomas M. Clay

Brian James

Landon T. Clay 2009 Irrevocable Trust u/a dated March 6, 2009

Landon T. Clay 2016-2 Annuity Trust u/a dated January 14, 2016

Richard T. Clay

c/o East Hill Management Company, LLC

70 Main Street, Suite 300

Peterborough, NH 03458

United States of America

(603) 371-9032

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 21, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 15 Pages)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP NO. 38115J100	Page 2 of 15 Pages

1	NAMES OF REPORTING PERSON Landon T. Clay
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) N/A (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES OF AMERICA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 30,777 shares of Common Stock
	8	SHARED VOTING POWER 32,699,258 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 30,777 shares of Common Stock
	10	SHARED DISPOSITIVE POWER 32,699,258 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 32,732,386 shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.3%[1]
14	TYPE OF REPORTING PERSON (See Instructions) IN

1 Based on 111,048,683 shares of Golden Queen Mining Co. Ltd. (the “Company”) outstanding as of November 9, 2016, as reported in the Company’s Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) on November 9, 2016.

SCHEDULE 13D

CUSIP NO. 38115J100	Page 3 of 15 Pages

1	NAMES OF REPORTING PERSON Thomas M. Clay
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) N/A (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES OF AMERICA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,913,650 shares of Common Stock
	8	SHARED VOTING POWER 31,354,989 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 1,913,650 shares of Common Stock
	10	SHARED DISPOSITIVE POWER 31,354,989 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 33,268,639 shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.7[2]
14	TYPE OF REPORTING PERSON (See Instructions) IN

2 Based on 111,048,683 shares of the Company outstanding as of November 9, 2016, as reported in the Company’s Form 10-Q filed with the SEC on November 9, 2016.

SCHEDULE 13D

CUSIP NO. 38115J100	Page 4 of 15 Pages

1	NAMES OF REPORTING PERSON Brian James
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) N/A (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES OF AMERICA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares of Common Stock
	8	SHARED VOTING POWER 15,651,519 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0 shares of Common Stock
	10	SHARED DISPOSITIVE POWER 15,651,519 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 15,651,519 shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.6%[3]
14	TYPE OF REPORTING PERSON (See Instructions) IN

3 Based on 111,048,683 shares of the Company outstanding as of November 9, 2016, as reported in the Company’s Form 10-Q filed with the SEC on November 9, 2016.

SCHEDULE 13D

CUSIP NO. 38115J100	Page 5 of 15 Pages

1	NAMES OF REPORTING PERSON Landon T. Clay 2009 Irrevocable Trust u/a March 6, 2009
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) N/A (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES OF AMERICA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 10,740,600 shares of Common Stock
	8	SHARED VOTING POWER 0 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 10,740,600 shares of Common Stock
	10	SHARED DISPOSITIVE POWER 0 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 10,740,600 shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.8%[4]
14	TYPE OF REPORTING PERSON (See Instructions) OO

4 Based on 111,048,683 shares of the Company outstanding as of November 9, 2016, as reported in the Company’s Form 10-Q filed with the SEC on November 9, 2016.

SCHEDULE 13D

CUSIP NO. 38115J100	Page 6 of 15 Pages

1	NAMES OF REPORTING PERSON Landon T. Clay 2016-2 Annuity Trust u/a dated January 14, 2016
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) N/A (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES OF AMERICA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 17,047,739 shares of Common Stock
	8	SHARED VOTING POWER 0 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 17,047,739 shares of Common Stock
	10	SHARED DISPOSITIVE POWER 0 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 17,047,739 shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.4%[5]
14	TYPE OF REPORTING PERSON (See Instructions) OO

5 Based on 111,048,683 shares of the Company outstanding as of November 9, 2016, as reported in the Company’s Form 10-Q filed with the SEC on November 9, 2016.

SCHEDULE 13D

CUSIP NO. 38115J100	Page 7 of 15 Pages

1	NAMES OF REPORTING PERSON Richard T. Clay
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) N/A (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES OF AMERICA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,505,678 shares of Common Stock
	8	SHARED VOTING POWER 14,307,250 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 1,505,678 shares of Common Stock
	10	SHARED DISPOSITIVE POWER 14,307,250 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 15,812,928 shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.7%[6]
14	TYPE OF REPORTING PERSON (See Instructions) IN

6 Based on 111,048,683 shares of the Company outstanding as of November 9, 2016, as reported in the Company’s Form 10-Q filed with the SEC on November 9, 2016.

SCHEDULE 13D

CUSIP NO. 38115J100	Page 8 of 15 Pages

This Amendment No. 25 to Schedule 13D (this “Amendment”) is being filed by the undersigned to amend and restate the disclosures contained in the Schedule 13D originally filed on June 2, 2006 by Landon T. Clay, as amended by a Schedule 13D/A filed on February 2, 2010 by Landon T. Clay and Thomas M. Clay, as amended by a Schedule 13D/A filed on April 16, 2010, as amended by a Schedule 13D/A filed on June 16, 2010, as amended by a Schedule 13D/A filed on February 10, 2011, as amended by a Schedule 13D/A filed on April 12, 2011, as amended by a Schedule 13D/A filed on October 14, 2011, as amended by a Schedule 13D/A filed on February 9, 2012, as amended by a Schedule 13D/A filed on April 25, 2012 by Landon T. Clay, Thomas M. Clay and the Landon T. Clay 2009 Irrevocable Trust u/a dated March 6, 2006 (the “LTC 2009 Trust”), as amended by a Schedule 13D/A filed on July 16, 2012, as amended by a Schedule 13D/A filed on October 26, 2012, as amended by a Schedule 13D/A filed on February 21, 2013, as amended by a Schedule 13D/A filed on March 27, 2013, as amended by a Schedule 13D/A filed on May 2, 2013, as amended by a Schedule 13D/A filed on July 30, 2013, as amended by a Schedule 13D/A filed on July 31, 2013, as amended by a Schedule 13D/A filed on December 10, 2013, as amended by a Schedule 13D/A filed on March 26, 2014, as amended by a Schedule 13D/A filed on June 18, 2014, as amended by a Schedule 13D/A filed on July 25, 2014, as amended by a Schedule 13D/A filed on January 15, 2015, as amended by a Schedule 13D/A filed on August 13, 2015, as amended by a Schedule 13D/A filed on December 31, 2015 by Landon T. Clay, Thomas M. Clay, the LTC 2009 Trust and Brian James, as amended by a Schedule 13D/A filed on January 27, 2016 by Landon T. Clay, Thomas M. Clay, the LTC 2009 Trust, Brian James and the Landon T. Clay 2016-2 Annuity Trust u/a dated January 14, 2016 (the “2016-2 GRAT”), and as amended by a Schedule 13D/A filed on August 4, 2016 (as amended, the “Schedule 13D”). This Amendment is being filed to update the beneficial holdings of each of the undersigned following the issuance of certain warrants by Golden Queen Mining Co. Ltd., a corporation organized under the laws of British Columbia, Canada (the “Company” or “Golden Queen”) on November 21, 2016, and to add Richard T. Clay as a Reporting Person following his appointment as a trustee of the LTC 2009 Trust and the Clay Family 2009 Irrevocable Trust u/a dated April 14, 2009 (the “CF 2009 Trust” and, together with the LTC 2009 Trust, the “2009 Trusts”) in October 2016 and, consequently, to reflect the deemed beneficial ownership by Richard T. Clay of more than 5% of the outstanding common stock of the Company, and to reflect certain other changes in the facts set forth in the Schedule 13D. Landon T. Clay, Thomas M. Clay, Brian James, the LTC 2009 Trust, the 2016-2 GRAT and Richard T. Clay are hereinafter referred to as the “Reporting Persons”.

Item 1. Security and Issuer.

This Amendment relates to the common stock of Golden Queen (the “Common Stock”). The principal executive office of the Company is 6411 Imperial Ave., West Vancouver, BC V7W 2J5.

Item 2. IdentiTy and Background.

(a) This statement is being filed by Landon T. Clay, Thomas M. Clay, Brian James, the LTC 2009 Trust, the 2016-2 GRAT and Richard T. Clay as Reporting Persons.

SCHEDULE 13D

CUSIP NO. 38115J100	Page 9 of 15 Pages

(b) The business address for each Reporting Person is c/o East Hill Management Company, LLC, 70 Main Street, Suite 300, Peterborough, NH 03458, United States of America.

(c) Landon T. Clay is the Managing Member, Thomas M. Clay is a Vice President, and Brian James is a Vice President of East Hill Management Company, LLC. Thomas M. Clay is also Chairman and Interim Chief Executive Officer of Golden Queen. The address of East Hill Management Company, LLC is 70 Main Street, Suite 300, Peterborough, NH 03458, United States of America.

(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding.

(e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each of Landon T. Clay, Thomas M. Clay, Brian James, and Richard T. Clay is a citizen of the United States of America, and each of the LTC 2009 Trust and the 2016-2 GRAT is domiciled in the United States.

Item 3. Source and Amount of Funds or Other Consideration.

“Item 3. Source and Amount of Funds or Other Consideration” of the Schedule 13D is hereby amended to include the following after the sixth paragraph thereof:

On November 30, 2016, Thomas M. Clay was granted options to purchase an aggregate of 100,000 shares of Common Stock at an exercise price of $0.66 USD per share (the “2016 Options”). The 2016 Options will vest in equal one-third installments on the first, second and third anniversaries of the date of grant, with regular acceleration provisions upon a change of control. The 2016 Options will expire on November 30, 2021.

“Item 3. Source and Amount of Funds or Other Consideration” of the Schedule 13D is hereby further amended to include the following after the last paragraph thereof:

On November 21, 2016, pursuant to the Second Amended and Restated Term Loan Agreement, dated November 21, 2016, by and among the Company, the LTC 2009 Trust, the CF 2009 Trust and EHT, LLC (the “Second Amended and Restated Term Loan Agreement”), the LTC 2009 Trust and the CF 2009 Trust acquired warrants to purchase up to 4,773,600 and 1,226,400 shares of Common Stock, respectively (the “2016 Warrants”). The 2016 Warrants are exercisable immediately and expire on November 21, 2021. Thomas M. Clay, Brian James and Richard T. Clay are trustees of each of the 2009 Trusts. Landon T. Clay is the donor of each of the 2009 Trusts and has the right to substitute property of equivalent value for shares of Common Stock held by each of the 2009 Trusts.

SCHEDULE 13D

CUSIP NO. 38115J100	Page 10 of 15 Pages

Richard T. Clay

Between 1997 and 2013, Richard T. Clay received an aggregate of 1,505,678 shares of Common Stock through various gifts from family trusts and family members.

In October 2016, Richard T. Clay was appointed as a trustee of each of the 2009 Trusts. As a trustee of each of the 2009 Trusts, Richard T. Clay is deemed to beneficially own the shares of Common Stock held by the 2009 Trusts.

Item 4. Purpose of Transaction.

“Item 4. Purpose of Transaction” of the Schedule 13D is hereby amended by amending and restating the third to last paragraph thereof with the following:

Thomas M. Clay, Brian James and Richard T. Clay are trustees of each of the 2009 Trusts. Landon T. Clay is the donor of each of the 2009 Trusts and has the right to substitute property of equivalent value for shares of Common Stock held by each of the 2009 Trusts.

“Item 4. Purpose of Transaction” of the Schedule 13D is hereby further amended by adding the following after the last paragraph thereof:

On November 21, 2016, pursuant to the Second Amended and Restated Term Loan Agreement, the Company issued the 2016 Warrants for a purchase price of $0.85 USD per share, subject to certain adjustments. The 2016 Warrants are exercisable immediately and expire on November 21, 2021.

In October 2016, Richard T. Clay was appointed trustee of each of the 2009 Trusts. As a result, Richard T. Clay is deemed to be the beneficial owner of more than 5% of the outstanding Common Stock. All of the shares of Common Stock beneficially owned by Richard T. Clay and reported herein are beneficially owned by the 2009 Trusts and are attributed to Richard T. Clay as a trustee thereof.

Item 5. Interest in Securities of the Issuer.

“Item 5. Interest in Securities of the Issuer” of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

(a)             According to the Company’s Form 10-Q that was filed with the SEC on November 9, 2016, 111,048,683 shares of Common Stock were outstanding as of November 9, 2016.

Landon T. Clay is the father of Thomas M. Clay and Richard T. Clay.

SCHEDULE 13D

CUSIP NO. 38115J100	Page 11 of 15 Pages

Landon T. Clay may be deemed to own beneficially an aggregate of 32,732,386 shares of Common Stock, which constitute 26.3% of such class of securities. This total includes (i) 26,114 shares of Common Stock held by LTC Corporation, (ii) 4,663 shares of Common Stock held in an individual retirement account, (iii) 807,250 shares of Common Stock held by Arctic Coast Petroleums, Ltd., a corporation organized under the laws of Alberta, Canada (“Arctic Coast”), (iv) 2,351 shares of Common Stock held by Landon T. Clay’s spouse, Lavinia D. Clay, (v) 1,344,269 shares of Common Stock held by the Monadnock Charitable Annuity Lead Trust dated May 31, 1996 (the “Monadnock Trust”), (vi) 17,047,739 shares of Common Stock held by the 2016-2 GRAT, (vii) 2,759,400 shares of Common Stock issuable upon the exercise of warrants held by the CF 2009 Trust and (viii) 10,740,600 shares of Common Stock issuable upon the exercise of warrants held by the LTC 2009 Trust. Each of Landon Clay’s four sons, including Thomas M. Clay and Richard T. Clay, has a remainder beneficial interest in the Monadnock Trust. East Hill Management Company, LLC, of which Landon T. Clay is a principal, provides investment advisory services to the Monadnock Trust. Landon T. Clay disclaims beneficial ownership of the shares of Common Stock held by his spouse, Lavinia D. Clay, the shares of Common Stock held by Arctic Coast, and the shares of Common Stock held by the Monadnock Trust.

Thomas M. Clay may be deemed to own beneficially an aggregate of 33,268,639 shares of Common Stock, which constitute 26.7% of such class of securities. This total includes (i) 1,806,400 shares of Common Stock held directly by Thomas M. Clay, (ii) 807,250 shares of Common Stock held by Arctic Coast, (iii) 2,759,400 shares of Common Stock issuable upon the exercise of warrants held by the CF 2009 Trust, (iv) 10,740,600 shares of Common Stock issuable upon the exercise of warrants held by the LTC 2009 Trust, (v) 107,250 shares of Common Stock issuable upon the exercise of options to purchase Common Stock at an exercise price of $0.58 CAD per share and (vi) 17,047,739 shares of Common Stock held by the 2016-2 GRAT.

Brian James may be deemed to own beneficially an aggregate of 15,651,519 shares of Common Stock, which constitute 12.6% of such class of securities. This total includes (i) 2,759,400 shares of Common Stock issuable upon the exercise of warrants held by the CF 2009 Trust, (ii) 10,740,600 shares of Common Stock issuable upon the exercise of warrants held by the LTC 2009 Trust, (iii) 807,250 shares of Common Stock held by Arctic Coast and (iv) 1,344,269 shares of Common Stock held by the Monadnock Trust. Brian James is a trustee of each of the 2009 Trusts and the Monadnock Trust, as well as the trustee of the beneficial owner of Arctic Coast. Brian James disclaims beneficial ownership of the shares of Common Stock held by the 2009 Trusts, Arctic Coast and the Monadnock Trust.

The LTC 2009 Trust beneficially owns an aggregate of 10,740,600 shares of Common Stock issuable upon the exercise of warrants held by the LTC 2009 Trust, which constitute 8.8% of such class of securities.

The 2016-2 GRAT beneficially owns an aggregate of 17,047,739 shares of Common Stock, which constitute 15.4% of such class of securities.

SCHEDULE 13D

CUSIP NO. 38115J100	Page 12 of 15 Pages

Richard T. Clay may be deemed to own beneficially an aggregate of 15,812,928 shares of Common Stock, which constitute 12.7% of such class of securities. This total includes (i) 1,505,678 shares of Common Stock held directly by Richard T. Clay, (ii) 807,250 shares of Common Stock held by Arctic Coast, (iii) 2,759,400 shares of Common Stock issuable upon the exercise of warrants held by the CF 2009 Trust and (iv) 10,740,600 shares of Common Stock issuable upon the exercise of warrants held by the LTC 2009 Trust.

(b)             Landon T. Clay has sole voting and dispositive power of 30,777 shares of Common Stock. Thomas M. Clay has sole voting and dispositive power of 1,913,650 shares of Common Stock, including 107,250 shares of Common Stock issuable upon the exercise of options. Brian James has sole voting and dispositive power of 0 shares of Common Stock. The LTC 2009 Trust has sole voting and dispositive power of 10,740,600 shares of Common Stock. The 2016-2 GRAT has sole voting and dispositive power of 17,047,739 shares of Common Stock. Richard T. Clay has sole voting and dispositive power of 1,505,678 shares of Common Stock. Landon T. Clay may be deemed to share voting and dispositive power over 32,699,258 shares of Common Stock which consist of (i) 807,250 shares of Common Stock held by Arctic Coast, (ii) 1,344,269 shares of Common Stock held by the Monadnock Trust, (iii) 2,759,400 shares of Common Stock issuable upon the exercise of warrants held by the CF 2009 Trust, (iv) 10,740,600 shares of Common Stock issuable upon the exercise of warrants held by the LTC 2009 Trust and (v) 17,047,739 shares of Common Stock held by the 2016-2 GRAT. Thomas M. Clay may be deemed to share voting and dispositive power over 31,354,989 shares of Common Stock which consist of (i) 807,250 shares of Common Stock held by Arctic Coast, (ii) 2,759,400 shares of Common Stock issuable upon the exercise of warrants held by the CF 2009 Trust, (iii) 10,740,600 shares of Common Stock issuable upon the exercise of warrants held by the LTC 2009 Trust and (iv) 17,047,739 shares of Common Stock held by the 2016-2 GRAT. Brian James may be deemed to share voting and dispositive power over 15,651,519 shares of Common Stock which consist of (i) 807,250 shares of Common Stock held by Arctic Coast, (ii) 1,344,269 shares of Common Stock held by the Monadnock Trust, (iii) 2,759,400 shares of Common Stock issuable upon the exercise of warrants held by the CF 2009 Trust and (iv) 10,740,600 shares of Common Stock issuable upon the exercise of warrants held by the LTC 2009 Trust. Each of the 2009 Trusts has shared voting and dispositive power of 0 shares of Common Stock. Richard T. Clay may be deemed to share voting and dispositive power over 14,307,250 shares of Common Stock which consist of (i) 807,250 shares of Common Stock held by Arctic Coast, (ii) 2,759,400 shares of Common Stock issuable upon the exercise of warrants held by the CF 2009 Trust and (iii) 10,740,600 shares of Common Stock issuable upon the exercise of warrants held by the LTC 2009 Trust.

(c)             On November 21, 2016, pursuant to the Second Amended and Restated Term Loan Agreement, the LTC 2009 Trust and the CF 2009 Trust acquired the 2016 Warrants. The 2016 Warrants are exercisable immediately and expire on November 21, 2021. Thomas M. Clay, Brian James and Richard T. Clay are trustees of each of the 2009 Trusts. Landon T. Clay is the donor of each of the 2009 Trusts and has the right to substitute property of equivalent value for shares of Common Stock held by each of the 2009 Trusts.

On November 30, 2016, Thomas M. Clay was granted the 2016 Options. The 2016 Options will vest in equal one-third installments on the first, second and third anniversaries of the date of grant, with regular acceleration provisions upon a change of control, and will expire on November 30, 2021.

SCHEDULE 13D

CUSIP NO. 38115J100	Page 13 of 15 Pages

(d)             Inapplicable.

(e)             Inapplicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

There have been no material changes to the information previously reported under Item 6 in the Schedule 13D with respect to the Reporting Persons.

Item 7. Material to be Filed as Exhibits

Exhibit 1	Joint filing agreement, dated as of February 12, 2010, by and between Landon T. Clay and Thomas M. Clay.*

Exhibit 2	Joint filing agreement, dated as of April 24, 2012, by and between Landon T. Clay, Thomas M. Clay and the Landon T. Clay 2009 Irrevocable Trust.**

Exhibit 3	Transaction Agreement, dated June 8, 2014 (Incorporated by reference to Golden Queen’s Current Report on Form 8-K filed on June 12, 2014).

Exhibit 4	Voting and Support Agreement, dated as of June 8, 2014.***

Exhibit 5	Standby Purchase Agreement, dated as of June 8, 2014 (Incorporated by reference to Golden Queen’s Current Report on Form 8-K filed on June 12, 2014).

Exhibit 6	Registration Rights Agreement, dated as of June 8, 2014 (Incorporated by reference to Golden Queen’s Current Report on Form 8-K filed on June 12, 2014).

Exhibit 7	Amended and Restated Registration Rights Agreement, dated as of June 8, 2015 (Incorporated by reference to Golden Queen’s Current Report on Form 8-K filed on June 9, 2015).

Exhibit 8	Form of Share Purchase Warrants of Golden Queen Mining Co. Ltd., dated as of June 8, 2015 (Incorporated by reference to Golden Queen’s Current Report on Form 8-K filed on June 9, 2015).

Exhibit 9	Joint Filing Agreement, dated as of December 18, 2015, among Landon T. Clay, Thomas M. Clay, Brian James and the Landon T. Clay 2009 Irrevocable Trust.****

SCHEDULE 13D

CUSIP NO. 38115J100	Page 14 of 15 Pages

Exhibit 10	Joint Filing Agreement, dated as of January 27, 2016, among Landon T. Clay, Thomas M. Clay, Brian James, the Landon T. Clay 2009 Irrevocable Trust and the Landon T. Clay 2016-2 Annuity Trust.*****

Exhibit 11	Joint Filing Agreement, dated as of December 2, 2016, among Landon T. Clay, Thomas M. Clay, Brian James, Richard T. Clay, the Landon T. Clay 2009 Irrevocable Trust and the Landon T. Clay 2016-2 Annuity Trust (Filed herewith).

Exhibit 12	Form of Share Purchase Warrants of Golden Queen Mining Co. Ltd., dated as of November 21, 2016 (Incorporated by reference to Golden Queen’s Current Report on Form 8-K filed on November 25, 2016).

*Included as an exhibit to the Schedule 13D/A filed on February 2, 2010.

**Included as an exhibit to the Schedule 13D/A filed on April 25, 2012.

***Included as an exhibit to the Schedule 13D/A filed on June 18, 2014.

**** Included as an exhibit to the Schedule 13D/A filed on December 18, 2015.

***** Included as an exhibit to the Schedule 13D/A filed on January 27, 2016.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 2, 2016	LANDON T. CLAY

	By:	/s/ Landon T. Clay
Landon T. Clay

December 2, 2016	THOMAS M. CLAY

	By:	/s/ Thomas M. Clay
Thomas M. Clay

December 2, 2016	BRIAN JAMES

	By:	/s/ Brian James
Brian James

December 2, 2016	LANDON T. CLAY 2009 IRREVOCABLE TRUST U/A DATED MARCH 6, 2009

	By:	/s/ Thomas M. Clay
Thomas M. Clay, Trustee

December 2, 2016	LANDON T. CLAY 2016-2 ANNUITY TRUST U/A DATED JANUARY 14, 2016

	By:	/s/ Thomas M. Clay
Thomas M. Clay, Trustee

December 2, 2016	RICHARD T. CLAY

	By:	/s/ Richard T. Clay
Richard T. Clay